Exhibit 99.1

      (1) Plainfield Capital Limited, a Cayman Islands corporation ("Plainfield Capital"), tendered all of its 757,595 shares of Class A Common Stock of the Issuer, representing 15.58% of the Class A Common Stock outstanding and deemed to be outstanding based upon the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 (the "Quarterly Report"), at a price of $6.15 per share. Plainfield Special Situations Master Fund II Limited, a Cayman Islands corporation ("Master Fund II"), tendered all of its 104,298 shares of Class A Common Stock of the Issuer, representing 2.14% of the Class A Common Stock outstanding and deemed to be outstanding based upon the Quarterly Report, at a price of $6.15 per share. Plainfield OC Master Fund Limited, a Cayman Islands corporation ("OC Master Fund"), tendered 64,807 shares of Class A Common Stock of the Issuer, representing 1.33% of the Class A Common Stock outstanding and deemed to be outstanding based upon the Quarterly Report, at a price of $6.15 per share. On March 4, 2011, all of the shares tendered by Plainfield Capital, Master Fund II, and OC Master Fund were accepted by the offeror. Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), is the sole shareholder of Plainfield Capital. Master Fund may be deemed to have beneficial ownership and has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of, all shares of Class A Common Stock of the Issuer owned by Plainfield Capital. Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management" and together with Plainfield Capital, Master Fund, Master Fund II, OC Master Fund and Max Holmes, the "Reporting Persons"), and Max Holmes, an individual, do not own any shares of the Issuer directly. However, Asset Management, as investment adviser to Master Fund, Master Fund II and OC Master Fund, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management may be deemed to beneficially own, and have the power to vote and dispose of, the Class A Common Stock owned by each of Plainfield Capital, Master Fund II and OC Master Fund. Each of the Reporting Persons disclaims beneficial ownership of the Class A Common Stock of the Issuer for which it is not the record owner, and this report shall not be deemed an admission that any of the Reporting Persons is a beneficial owner of the securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

      (2) After the disposition reported in Table I of this Form 4, each of the Reporting Persons no longer owns any shares of Class A Common Stock of the Issuer.